---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*
                       DONNA KARAN INTERNATIONAL INC.
                              (Name of Issuer)


                  Common Stock, Par Value, $0.01 Per Share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 257826107
        ------------------------------------------------------------
                               (CUSIP Number)

                          David L. Bressman, Esq.
                             c/o Urban Zen, LLC
                       570 Seventh Avenue, Suite 703
                             New York, NY 10018
                               (212) 840-8555

                                  Copy to:
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                        Attention: Eileen T. Nugent
                               (212) 735-3176
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              February 7, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Donna Karan - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (See Item 2) (1)                                 (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      3,968,540(See Item 5)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0(See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                         3,968,540(See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,028 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES   (3)                                            (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN

(1) Notwithstanding the agreements described in Item 6 of the Report on
Schedule 13D (the "Schedule 13D") originally filed on July 3, 1996 by the Reporting Persons, in the Amendment No. 1 thereto dated December 15, 2000 (the "Amendment No. 1"), in the Amendment No. 2 thereto dated January 17, 2000 (the "Amendment No. 2") and in this Amendment No. 3 (this "Amendment No. 3"), the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,540 shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust, 982,800 shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust and 291,688 shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.


                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stephan Weiss - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    1,274,488  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     3,968,540(See Item 5)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      1,274,488 (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        3,968,540(See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,028 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3 the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,540 shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust, 982,800 shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust and 291,688 shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.


SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
            The Stephan Weiss and Donna Karan Alaska Community Property Trust


     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
         Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    3,968,540  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      3,968,540  (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,540 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.9%%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO



(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust. Does not include shares of Common Stock held by the trustees, Stephan Weiss and Donna Karan, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.


SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The 2000 Stephan Weiss Revocable Trust
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY


     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
         Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    982,800  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      982,800  (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          982,800 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.4%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust. Does not include shares of Common Stock held by the trustee, Stephan Weiss, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.


                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          The Trust Under Trust Agreement Dated February 2, 1996 For Benefit
            Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
         Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    291,688  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      291,688  (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          291,688 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.3%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. Does not include shares of Common Stock held by the trustee, Stephan Weiss, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.


                       SCHEDULE 13D - Amendment No. 3

      This statement amends the Schedule 13D originally filed on July 3, 1996 by Donna Karan, a citizen of the United States of America, and Stephan Weiss, a citizen of the United States of America, as amended by the Amendment No. 1, dated December 15, 2000 and Amendment No. 2, dated January 17, 2001. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D, the Amendment No. 1 and the Amendment No. 2.

Item 2. Identity and Background.

      This Amendment No. 3 is being filed by the following persons or entities (each of which is a "Reporting Person" and together the "Reporting Persons"):

      Donna Karan ("Karan"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, NY 10018;
      Stephan Weiss ("Weiss"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, NY 10018;
      The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated October 11, 2000(the "Alaska Trust"), a trust organized under Alaska state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018;
      The 2000 Stephan Weiss Revocable Trust, dated October 11, 2000 (the "Weiss Trust"), a trust organized under New York state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018; and
      The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan (the "Children's Trust"), a trust organized under New York state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018.

      Weiss and Karan are the investment trustees of the Alaska Trust with shared voting power and power of disposition over the shares of Common Stock held by the Alaska Trust.

      Weiss is the trustee of the Weiss Trust, and has sole voting power and power of disposition over the shares of Common Stock held by the Weiss Trust.

      Weiss is trustee of the Children's Trust, and has sole voting power and power of disposition over the shares of Common Stock held by the Children's Trust.

      Karan is primarily engaged as Chairman of the Board and Chief Designer of Donna Karan International Inc. (the "Issuer"). Weiss is the Vice Chairman of the Board of the Issuer.

      On February 7, 2001, Karan contributed 3,968,540 shares of Common Stock to the Alaska Trust.

      On February 7, 2001, Weiss contributed 982,800 shares of Common Stock to the Weiss Trust.

      The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

      During the last five years, to the best knowledge of the Reporting Persons, none of the Reporting Persons (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.


Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

For purposes of estate planning, on February 7, 2001, Karan contributed 3,968,540 shares of Common Stock to the Alaska Trust and Weiss contributed 982,800 shares of Common Stock to the Weiss Trust.


Item 5. Interest in Securities of the Issuer.

Item 5 is hereby Amended as follows:

     (a)

 Name                          Shares of Common Stock              Percentage

 Karan                         5,243,028  (1)(2)                       23.7%

 Weiss                         5,243,028  (2)(3)                       23.7%

 Alaska Trust                  3,968,540  (2)(4)                       17.9%

 Weiss Trust                     982,800  (2)(5)                        4.4%

 Children's Trust                291,688  (2)(6)                        1.3%

            (1)Includes 3,968,540 shares of Common Stock held by the Alaska Trust, 982,800 shares of Common Stock held by the Weiss Trust and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares. Does not include 9 shares of Class A Common Stock held by Karan.

            (2)Does not include shares of Common Stock held by members of the Takihyo Group which shares are the subject of the Stockholders' Agreement to which the Reporting Person is a party, described in item 6 and filed pursuant to Item 7 of the Schedule 13D. Does not include shares of Class B Common Stock held by members of the Takihyo Group which are subject to the Voting Agreement to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.

            (3)Includes 3,968,540 shares of Common Stock held by the Alaska Trust, 982,800 shares of Common Stock held by the Weiss Trust and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 10% owner. Does not include 9 shares of Class A Common Stock held by Weiss.

            (4)Includes only the shares of Common Stock held by the Alaska Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

            (5)Includes only the shares of Common Stock held by the Weiss Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

            (6) Includes only the shares of Common Stock held by the Children's Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

      (b) Weiss has sole voting power over 982,800 shares of Common Stock held by the Weiss Trust, for which he is trustee, and 291,688 shares of Common Stock held by the Children's Trust, for which he is trustee. Weiss and Karan have shared voting power over 3,968,540 shares of Common Stock held by the Alaska Trust, for which they are trustees. Each of Karan and Weiss, however, disclaim beneficial ownership of the shares held by each other, by the Alaska Trust, by the Weiss Trust and by the Children's Trust.

(c) As discussed in Item 4, on February 7, 2001, Karan contributed 3,968,540 shares of Common Stock to the Alaska Trust and Weiss contributed 982,800 shares of Common Stock to the Weiss Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

      Item 6 is Amended to add the following:

      As discussed in Item 4, on February 7, 2001, Karan contributed 3,968,540 shares of Common Stock to the Alaska Trust and Weiss contributed 982,800 shares of Common Stock to the Weiss Trust.

      Except for the agreements described in the Schedule 13D, the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7. Material to Be filed as Exhibits.

Exhibit A. Joint Filing Agreement


                                 SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 2/7/01

/s/ Donna Karan
--------------------------
Donna Karan


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 2/7/01

/s/ Stephan Weiss
--------------------------
    Stephan Weiss


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 2/7/01

The Stephan Weiss and Donna Karan Alaska Community Property Trust

By     /s/ Stephan Weiss
      --------------------------

Name:      Stephan Weiss
Title:     Investment Trustee


By     /s/ Donna Karan
      --------------------------

Name:      Donna Karan
Title:     Investment Trustee


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 2/7/01

The 2000 Stephan Weiss Revocable Trust

By     /s/ Stephan Weiss
      --------------------------

Name:      Stephan Weiss
Title:     Trustee


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 2/7 /01

Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan

By     /s/ Stephan Weiss
      --------------------------

Name: Stephan Weiss
Title: Trustee

                                 EXHIBIT A

                           JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment on Schedule 13D (and subsequent amendments) with respect to the Common Stock, par value $.01 per share, of Donna Karan International Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized have executed this Joint Filing Agreement this 7th day of February, 2001.





/s/ Donna Karan
---------------------
Donna Karan


/s/ Stephan Weiss
---------------------
Stephan Weiss

The Stephan Weiss and Donna Karan Alaska Community Property Trust

By     /s/ Stephan Weiss
      --------------------------

Name: Stephan Weiss
Title: Investment Trustee


By     /s/ Donna Karan
      --------------------------

Name: Donna Karan
Title: Investment Trustee

The 2000 Stephan Weiss Revocable Trust


by /s/ Stephan Weiss
----------------------
Name:  Stephan Weiss
Title: Trustee

The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan


by /s/ Stephan Weiss
----------------------
Name:  Stephan Weiss
Title: Trustee